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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2001

Name of the Registrant:  Leon Tours, Ltd.

Address of Principal Executive Offices: Saffrey Square, Bay Street and Bank Lane, Suite 104A. Box N-3927, Nassau, Bahamas

Telephone number, including area code:  (242) 356-6940

(Indicate by check mark whether the Registrant files or will file annual reports under cover of form 20-F or form 40-F.)

Form 20-F  [X]  Form 40-F [  ]

(Indicate by check mark whether the Registrant, by furnishing the information contained in this form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

Yes [ ]     No  [X]

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2 (b): 82- _______)


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Item 2.  Acquisition or Disposition of Assets

     On March 28, 2001, Registrant entered into an Agreement and Plan of Reorganization and Merger with PKI Solutions, Inc, a corporation organized under the laws of the State of Nevada ("PKI Solutions") and its shareholders, under which Registrant acquired all of the outstanding stock of PKI Solutions

     The consideration to be paid by Registrant for such shares is as follows: one share of Registrant's common stock will be issued in exchange for one share of PKI's outstanding common stock, totaling 12,000,000 shares in the aggregate. The amount of the consideration was determined by negotiation among the parties.

     The owners of PKI do not have any material relationship with the Registrant and /or its executive officers, directors, or any associate of the foregoing. Attached hereto as Exhibit 99.1 is a list of the shareholders of PKI.

     Registrant will issue the 12,000,000 shares from authorized but unissued shares of its common stock.

     There are no physical assets or plant, property and equipment acquired as a result of the transaction.

Item 5.  Other Events

         On March 23, 2001, Registrant's Board of Directors took action to effect a 5,768:1 split of its common stock, change its name to PKI Solutions Inc., and appoint P.W.F. Toothe and Karyn E. Sullivan as its two directors, with April Knowies as its Secretary.

Item 7.  Financial Statements and Exhibits

     The Agreement and Plan of Reorganization and Merger is attached hereto as
Exhibit 2.1.

Exhibits:

2.1 Agreement and Plan of Reorganization and Merger, executed and delivered Effective as of March 28, 2001

99.1   List of the shareholders of PKI Solutions, Inc.


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 30, 2001

Leon Tours, Ltd.

By:       /S/  P.W.F.  Toothe
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   P.W.F.  Toothe, President